Exhibit 99.1

B2Gold Corp. Announces Financing Arrangements to Fully Fund the Fekola Mine Construction
Gold Prepaid Sales Financing Arrangements of up to $120 Million
Fekola Mining Equipment Facility for $81 million
Increase in the Otjikoto Equipment Facility

Tuesday, March 15, 2016

Vancouver, March 15, 2016 – B2Gold Corp. ("B2Gold" or the "Company") (TSX: BTO, NYSE MKT: BTG, NSX: B2G) is pleased to announce that it has received approvals for Gold Prepaid Sales Financing Arrangements ("Prepaid Sales") of up to $120 million, has signed a commitment letter to enter into a Euro equivalent of $81 million term mining Equipment Facility ("The Facility") and has increased the size of the Otjikoto Equipment Loan Facility. All dollar figures are in United States dollars unless otherwise indicated.

Prepaid Sales

On March 14, 2016, the Company received approvals for Prepaid Sales Financing Arrangements of up to $120 million from members of its Revolving Credit Facility ("RCF") Bank Syndicate, led by HSBC Bank USA, N.A. The Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment ("Prepaid Amount").

Gold delivery volumes were determined based on the achievable forward price at the time of execution, net of average all-in-funding costs of 4.00%. The Prepaid Sales Arrangements have a term of 33 months commencing March 2016, and settlement will be in the form of physical deliveries of unallocated gold from any of the Company's mines in 24 equal monthly installments during 2017 and 2018.

Initial Prepaid Sales contracts have been entered into for the delivery of approximately 43,100 ounces of gold in each of 2017 and 2018, for total cash Prepaid Amount proceeds of $100 million.  The number of ounces to be delivered was based on an average forward price of $1,248 per ounce of gold. The ounces to be delivered represent approximately 7% and 5% of forecast consolidated gold production in 2017 and 2018 respectively. Proceeds from the Prepaid Sales will be used for the construction of the Company's Fekola Project in Mali. The Company expects to enter into additional Prepaid Sales Arrangements totaling $20 million. The Company believes that with the receipt of cumulative cash Prepaid Sales funds of $120 million, closing of the $81 million Fekola Equipment Facility discussed below, and based on current assumptions, that the construction of the Fekola Project is fully funded and remains on schedule to commence gold production in late 2017.

The Company expects to record the Prepaid Amount as deferred revenue that will be amortized, and the revenue recognized, when the physical deliveries of unallocated gold are settled under the Prepaid Sales.

The Prepaid Sales are a flexible way of generating additional funding today from the Company's existing operations. Execution of the Prepaid Sales with members of the Company's RCF Bank Syndicate further reinforces the support the Company has received from and the working relationship the Company has developed with its core lending group.

Fekola Equipment Facility

On March 14, 2016, the Company signed a commitment letter to enter into a Euro equivalent of $81 million term Equipment Facility ("The Facility") with Caterpillar Financial SARL ("Caterpillar"), as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender. The aggregate principal amount of up Euro equivalent of $81 million is to be made available to the Company's majority-owned subsidiary, Fekola S.A. to finance or refinance the mining fleet and other mining equipment at the Company's Fekola Project in Mali.

The Facility shall be available for a period commencing on the closing date of The Facility and ending on the earlier of the day when the Facility is fully drawn and 30 months from the closing date of The Facility. Completion and funding under the Facility are subject to normal conditions precedent, including the preparation and execution of definitive documentation, due diligence and receipt of any necessary regulatory approvals.

The Facility may be drawn in installments of not less than Euro 5 million, and each such installment shall be treated as a separate equipment loan.

Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan.

The Facility has an interest rate of EURIBOR plus a margin of 3.85% on equipment loans advanced under The Facility and a commitment fee of 1.15% per annum on the undrawn balance of The Facility for the first 24 months of the availability period and 0.5% thereafter, each payable quarterly.

The Facility with Caterpillar underscores the continued support of another of the Company's long-term business partners and secures the funding of the Fekola Project Mining Fleet and other equipment.

The 2016 construction and development budget for the Fekola Project totals approximately $233 million. In 2016, the Company expects to continue to construct the project with work in all major areas. Earthworks continues ahead of schedule with the completion of the access road, airstrip, camp pad, and mill area.  On-going earthworks includes the tailings facility (west wall complete, Southern wall at more than 60% complete), and process water dam (vegetation removed and overburden stockpiled).  Additionally, Phase 1 of the open pit is being cleared so that the material can be used to backfill the run of mine stockpile area. In the mill area, piling installation continues and is on schedule. Concrete work has commenced in the crushing and reclaim stockpile areas. Phase 1 of the permanent camp is almost complete and it is anticipated that the camp will be opened at the beginning of the second quarter of 2016. Based on current assumptions the Fekola Project remains on schedule to commence production in late 2017.

Otjikoto Equipment Facility

The Otjikoto Equipment Loan Facility, entered into on December 4, 2013 between B2Gold Namibia Minerals (Proprietary) Limited ("B2Gold Namibia"), a subsidiary of The Company, and Caterpillar Financial SARL as Mandated Lead Arranger, and Caterpillar Financial Services Corporation, as original lender, has been increased by $4.5 million to $45.4 million. This will allow B2Gold Namibia to finance or refinance 2016 mining fleet and equipment at the Company's Otjikoto Mine in Namibia. Completion and funding under the facility are subject to conditions precedent, including the preparation and execution of definitive documentation and due diligence.

Summary

B2Gold's ability to secure funding for the construction of the Fekola Project on attractive terms without a dilutive equity financing, combined with a strong growth in the Company's production profile, clearly demonstrates that the Company's construction and growth strategy is effective and successful. It is this strategy that continues to strengthen the Company via accretive acquisitions, exploration success and the demonstrated ability to reduce operating costs. The Company's Otjikoto Mine was a key contributor towards the Company's overall production growth profile in 2015, and is projected to be the Company's lowest cost producing mine in 2016. By adding what will be another low-cost producing mine to the Company's production profile, the Fekola Project that is currently in construction and scheduled to commence production in late 2017, will enable the Company to further increase its production base and reduce its consolidated cash operating costs and all-in sustaining costs.

Based on current assumptions, the Company is projecting gold production in 2016 of between 510,000 to 550,000 ounces, increasing to between 800,000 to 850,000 ounces in 2018.

Fourth Quarter and Year End 2015 Financial Results - Conference Call Details

B2Gold Corp. will release its fourth quarter and year end 2015 results before the North American markets open on March 16, 2016.

B2Gold executives will host a conference call to discuss the results on Thursday March 17, 2016 at 10:00 am PST/1:00 pm EST. You may access the call by dialing the operator at 416-340-8527 or toll free at 800-355-4959 prior to the scheduled start time or, you may listen to the call via webcast by clicking http://www.investorcalendar.com/IC/CEPage.asp?ID=174647. A playback version of the call will be available for one week after the call at 905-694-9451 or toll free at 800-408-3053 (pass code: 1816855).

About B2Gold Corp.

B2Gold is a Vancouver-based gold producer with four mines (two in Nicaragua, one in the Philippines and one in Namibia) and one mine under construction in Mali. In addition, the Company has a portfolio of development and exploration assets in Mali, Nicaragua, Namibia, the Philippines, Colombia and Burkina Faso.

ON BEHALF OF B2GOLD CORP.

"Mike Cinnamond"
Senior Vice President, Finance and Chief Financial Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Katie Bromley
Vice President, Investor Relations	Manager, Investor Relations & Public Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

This news release includes certain "forward-looking information" and "forward –looking statements" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including statements regarding the Fekola Project being fully funded, the construction of the Fekola Project, including completion of the camp, and the Fekola Project being on schedule to commence gold production in late 2017, the number of ounces to be delivered under the Prepaid Sales Arrangements representing approximately 7% and 5% of forecast consolidated gold production in 2017 and 2018, the entering of additional Prepaid Sales Arrangements, the accounting treatment of the Prepaid amount, satisfaction of conditions precedent, including the completion and terms of definitive documentation, and completion and funding under the Facility and Otjikoto facility and projections regarding future production and production costs, including Otjikoto being the Company's lowest cost producer in 2016 and Fekola increasing the Company's production base and decreasing consolidated operating and sustaining costs. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with the ability of  B2Gold to satisfy the conditions precedent for completion of the Facility and Otjikoto facility and to receive funding under them; the volatility of metal prices; risks and dangers inherent in exploration, development and mining activities; risks of not achieving production or cost estimates; uncertainty of mineral reserve and mineral resource estimates; material differences for reporting mineralized material between United States reporting standards and the Canadian standards; risks related to hedging activities and ore purchase commitments; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; inability to comply with Philippines regulations related to ownership of natural resources and operation, management and control of the Company's business; risks related to environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities or complete desirable acquisitions; the failure to integrate businesses and assets that B2Gold has acquired or may acquire in the future; unknown liabilities of companies that B2Gold has acquired; fluctuations in exchange rates; availability of financing and financing risks; risks related to operations in foreign countries and compliance with foreign laws including changes in such laws; risks related to remote operations and the availability of adequate infrastructure, fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks including the risk of terrorist activity; climate change risks; volatility of global financial conditions; disruptions arising from conflicts with small scale miners in certain countries; risks related to reliance upon contractors, third parties and joint venture partners; challenges to title or surface rights; dependence on key personnel; risks associated with conflicts of interest among the Company's directors and officers; the risk of an uninsurable or uninsured loss; litigation risk; taxation, including changes in tax laws and interpretation of tax laws; difficulty in achieving and maintaining the adequacy of internal control over financial reporting as required by the Sarbanes-Oxley Act; risks related to the ongoing epidemic of the Ebola virus disease in West Africa; community support for the Company's operations including risks related to strikes and the halting of such operations, from time to time; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the SEC, which may be viewed at www.sedar.com and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect the Company's forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. The Company's forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and the Company does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.